Exhibit 99.1

Graphex Technologies Announces LOI with Northern Graphite to Produce Natural Graphite Anode Material from Mine-to-Batteries in North America

Collaboration intends to deliver a strategically located, vertically integrated supply of active anode material that meets the quality, quantity, and delivery time frames required by the EV/battery industry in North America and beyond

ROYAL OAK, Mich., December 21, 2022 -- Graphex Group Limited (NYSE American: GRFX | HKSE: 6128) and its U.S. subsidiary, Graphex Technologies LLC (collectively “Graphex”), a global leader in the downstream processing of specialized natural graphite used in electric vehicle (EV) lithium-ion (Li-ion) batteries, today announced it has entered into a non-binding Letter of Intent (“LOI”) with Northern Graphite Corporation (TSXV: NGC) (OTCQB: NGPH) (FSE: ONG) (XSTU: ONG) (the “Company” or “Northern”). The intent of the LOI is to aggregate Northern’s raw material supply capabilities with Graphex’s proven downstream processing expertise to solve an industry wide supply-demand gap by delivering an end-to-end supply of graphite from mine to battery while simultaneously on-shoring a critical mineral supply chain to North America.

Pursuant to the LOI, Graphex and Northern intend to diligently and in good faith negotiate the terms of a Joint Venture, including management and ownership percentages, to jointly produce coated spherical graphite anode material for the EV/battery market. Graphex will license and/or contribute its technology and expertise to the Joint Venture and Northern will provide security of raw mineral supply (graphite concentrate). It is contemplated that Graphex will provide all the technology, plans and expertise for building and operating the plant(s). Graphex has already secured and is developing a site in Warren Michigan that is being designed to produce 15,000 tonnes per annum (tpa) of battery anode material, and Northern is evaluating sites in Canada that could accommodate production of up to 200,000 tpa of anode material. Northern shall remain entitled to enter into supply agreements with third parties for production not committed to the Joint Venture and to participate in the construction of other graphite processing plants provided that Northern may not directly or indirectly use, exploit or disclose any of Graphex’s technology in connection with such plants.

“By combining the experience and expertise of Graphex in downstream processing and Northern in upstream raw material production, the collaboration will improve the anode supply picture for the industry significantly, beginning in North America,” said John DeMaio, CEO of Graphex Technologies. “From the time we decided to expand into North America, we have been committed to providing foundational support to the electrification effort which means contributing to solving industry-wide challenges - this effort with Northern is exactly that.”

Hugues Jacquemin, Northern’s CEO commented that “collaborating with a company that has established technology and expertise will enable Northern to leapfrog the product development stage and substantially shorten our time to market. We look forward to working with Graphex to establish a secure, domestic supply chain for battery anode material in both North America and Europe.

Graphite is the primary anode material in electrical vehicle (EV) batteries. Typically, graphite ore is mined and concentrated to ~95% purity by companies such as Northern. The mine concentrate is then shaped, purified, and coated to create the critical EV battery anode material in a downstream process by operations like Graphex. The supply picture for natural graphite in North America is marked both by a significant shortfall in the availability of non-China-sourced graphite raw material that is needed to meet projected demand, and the complete absence of experienced commercial-scale downstream processing to transform that raw material into battery-grade anode material. The collaboration between Northern and Graphex seeks to solve both issues on an industry-wide level by providing OEMs and battery makers with a transparent, ESG compliant supply of quality product needed to meet current and future demand.

Northern owns the only producing graphite mine in North America with a current output of 15,000 tonnes per annum (tpa) of graphite mine concentrate. It also has three development projects with the resources to produce over 100,000 tpa by 2025 and 300,000 tpa by 2027. Graphex has a long history of processing mine concentrate and produces 10,000 tpa of high yield, high quality battery anode material. Graphex is currently the only experienced downstream processor of natural graphite that intends to develop an anode material processing plant in North America. The collaboration with Northern would allow Graphex to accelerate the expansion of its experienced mid-stream processing capabilities into North America and Europe. Given the emphasis placed on creating domestic U.S. supply chains as promoted through the Inflation Reduction Act, the Bipartisan Infrastructure Law, and the Defense Production Act, the Graphex-Northern collaboration represents a significant advancement toward making a domestic supply chain for graphite anode material a reality.

To learn more about these developments and more from Graphex Group, please visit www.graphexgroup.com

About Graphex: Graphex Group Limited, is a Cayman Island company with its principal offices in Hong Kong and regional offices in Shanghai and Royal Oak, MI, USA. Graphex is focused on the development of technologies and products to enhance renewable energy, particularly the production of spherical graphite and graphene, key components in EVs/lithium-ion batteries as well as in other uses. Graphex has extensive commercial experience in the deep processing of graphite and producing battery grade purified spherical graphite. Current production is 10,000 tpa and an expansion is underway to increase production to 20,000 tpa within the next 12 months. Graphex intends to further expand existing operations to 40,000 tpa over the next three years. Graphex is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection. Graphex’s strategy is to expand its operations globally to support energy transition and electrification efforts worldwide,

About Northern Graphite: Northern is a Canadian, TSX Venture Exchange listed company that is focused on becoming a world leader in producing natural graphite and upgrading it into high value products critical to the green economy including anode material for lithium ion batteries/EVs, fuel cells and graphene, as well as advanced industrial technologies.

Northern is the only significant graphite producing company in North America and is positioned to become the third largest outside of China when its Namibian operations come back online. The Company also has two large scale development projects, Bissett Creek in Ontario and Okanjande in Namibia, that will be a source of continued production growth in the future. All projects have “battery quality” graphite and are located close to infrastructure in politically stable countries.

Forward Looking Statements:

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties.

Information from third sources identified in this release are based on published reports for such information that are generally available by third parties. We have not commissioned any such report or study and we have assumed the accuracy of such reports without independent investigation or inquiry. Any such third party is an author or publisher of papers or studies that are used by industry professionals, generally, and there should not be any implication that any such third party is an “expert” under SEC Rule 436

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Media Contact:

FischTank PR

graphex@fischtankpr.com